SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG successfully completes first full-scale TopSeis survey in Barents Sea

Paris, France – September 28, 2017

CGG has successfully completed acquisition of the first-ever full-scale commercial survey using TopSeis™, its latest offshore broadband seismic acquisition and imaging solution.

The inaugural TopSeis survey was commissioned by Lundin Norway AS over the Loppa High in the Barents Sea and is designed to better image a complex carbonate reservoir located at depths of between 400 to 2000 m below the seabed. Until now, the specific challenges of imaging these targets have been unresolved by conventional broadband methods.

TopSeis uniquely deploys seismic sources directly above the streamers in a “split-spread” acquisition geometry. This provides the valuable zero-offset and near-offset coverage that is missing from conventional 3D towed-streamer seismic and together with CGG’s advanced processing technology results in a step-change in the imaging of shallow-to-intermediate depth targets.

During the TopSeis survey in the Barents Sea the CGG Geo Caspian (seen in the foreground) positions the seismic sources directly over the streamer spread towed by the CGG Geo Coral (background) (image courtesy of CGG).

Halvor Jahre, Exploration Manager, Lundin Norway AS, said: “Developing TopSeis has been a win-win for Lundin and CGG. It has resulted in an imaging solution for Lundin that addresses the specific challenges on the Loppa High, and has also resulted in a new promising technology for the industry. One unexpected benefit we have already seen is that the TopSeis water bottom resolution is unprecedented for seismic acquisition and is comparable with existing multibeam sonar data.”

Jean-Georges Malcor, CEO, CGG, said: “TopSeis is the result of several years of close collaboration with Lundin Norway to develop, test and industrialize this revolutionary new concept. We look forward to the results of this first full-scale survey to solve the imaging challenges and deliver new insights into the reservoirs of the Loppa High.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 28th, 2017	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer